FILE NO: 333-

                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A. Exact name of Trust:   DELAWARE INVESTMENTS UNIT INVESTMENT TRUST, SERIES 20

B. Name of Depositor:     DELAWARE CAPITAL MANAGEMENT, INC.

C. Complete address of Depositor's principal executive offices:
                          One Commerce Square
                          Philadelphia, Pennsylvania 19103

D. Name and complete address of agents for service:
        DELAWARE CAPITAL MANAGEMENT, INC.             CHAPMAN AND CUTLER
        Attention:  George M. Chamberlain, Jr.        Attention:  Mark J. Kneedy
        One Commerce Square                           111 West Monroe Street
        Philadelphia, Pennsylvania  19103             Chicago, Illinois  60603

E. Title of securities being registered: An indefinite number of Units of proportionate interest pursuant to Rule 24f-2 under the Investment Company Act of 1940

F. Approximate date of proposed sale to the public:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT
[ ] Check box if it is proposed that this filing will become effective pursuant to Rule 487

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The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                   DELAWARE INVESTMENTS UNIT INVESTMENT TRUST
                                    SERIES 20

                              CROSS REFERENCE SHEET


                     Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933

                   (Form N-8B-2 Items Required by Instruction
                         1 as to Prospectus on Form S-6)

     FORM N-8B-2                                             FORM S-6
     ITEM NUMBER                                       HEADING IN PROSPECTUS


                     I. ORGANIZATION AND GENERAL INFORMATION

1.      (a)  Name of trust                          )
        (b)  Title of securities issued             )     Prospectus Front Cover Page

2.      Name and address of Depositor               )     Introduction
                                                    )     Summary of Essential Financial
                                                    )       Information
                                                    )     Trust Administration

3.      Name and address of Trustee                 )     Introduction
                                                    )     Summary of Essential Financial
                                                    )       Information
                                                    )     Trust Administration

4.      Name and address of principal               )     Public Offering
          underwriter                               )

5.      Organization of trust                       )     The Trust

6.      Execution and termination of                )     The Trust
          Trust Indenture and Agreement             )     Trust Administration

7.      Changes of Name                             )     *

8.      Fiscal year                                 )     *

9.      Material Litigation                         )     *



     FORM N-8B-2                                             FORM S-6
     ITEM NUMBER                                       HEADING IN PROSPECTUS

        II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.       General information regarding             )     Rights of Unitholders
            trust's securities and rights           )     The Trust
            of security holders                     )     Trust Administration

11.       Type of securities comprising             )     The Trust
            units                                   )

12.       Certain information regarding             )     *
            periodic payment certificates           )

13.       (a)  Load, fees, charges and              )     Summary of Essential Financial
            expenses                                )       Information
                                                    )     Public Offering
                                                    )     Trust Information
                                                    )     Trust Administration

          (b)  Certain information regard-          )     *
                 ing periodic payment plan          )
                 certificates                       )

          (c)  Certain percentages                  )     Summary of Essential Financial
                                                    )       Information
                                                    )     Public Offering

          (d)  Certain other fees,                  )     Public Offering
                 expenses or charges                )     Trust Administration
                 payable by holders                 )     Trust Operating Expenses

          (e)  Certain profits to be                )     Public Offering
                 received by depositor,             )     The Trust
                 principal underwriter,             )     Trust Operating Expenses
                 trustee or affiliated persons      )

          (f)  Ratio of annual charges              )     *
                 to income                          )

14.       Issuance of trust's securities            )     The Trust

15.       Receipt and handling of payments          )     *
            from purchasers                         )




     FORM N-8B-2                                             FORM S-6
     ITEM NUMBER                                       HEADING IN PROSPECTUS

16.       Acquisition and disposition of            )     The Trust
            underlying securities                   )     Rights of Unitholders
                                                    )     Trust Administration

17.       Withdrawal or redemption                  )     Rights of Unitholders
                                                    )     Trust Administration

18.       (a)  Receipt and disposition              )     Rights of Unitholders
            of income                               )

          (b)  Reinvestment of distribu-            )     Rights of Unitholders
                 tions                              )

          (c)  Reserves or special funds            )
                                                    )     Trust Administration

          (d)  Schedule of distributions            )     Summary of Essential Financial Information

19.       Records, accounts and reports             )     Rights of Unitholders
                                                    )     Trust Administration

20.       Certain miscellaneous provisions          )     Trust Administration
            of trust agreement                      )

21.       Loans to security holders                 )     *

22.       Limitations on liability                  )
                                                    )     Trust Administration

23.       Bonding arrangements                      )     *

24.       Other material provisions of              )     *
            trust indenture or agreement            )


        III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.       Organization of Depositor                 )     Trust Administration

26.       Fees received by Depositor                )     Trust Administration

27.       Business of Depositor                     )     Trust Administration




     FORM N-8B-2                                             FORM S-6
     ITEM NUMBER                                       HEADING IN PROSPECTUS

28.       Certain information as to                 )
            officials and affiliated                )     *
            persons of Depositor                    )

29.       Companies owning securities of            )     *
            Depositor                               )

30.       Controlling persons of Depositor          )     *

31.       Compensation of Directors                 )     *

32.       Compensation of Directors                 )     *

33.       Compensation of Employees                 )     *

34.       Compensation to other persons             )     Public Offering


                  IV. DISTRIBUTION AND REDEMPTION OF SECURITIES

35.       Distribution of trust's                   )     Rights of Unitholders
            securities                              )

36.       Suspension of sales of trust's            )     *
            securities                              )

37.       Revocation of authority to                )     *
            distribute                              )

38.       (a)  Method of distribution               )     Public Offering

          (b)  Underwriting agreements              )

          (c)  Selling agreements                   )

39.       (a)  Organization of principal            )
                 underwriter                        )
                                                    )     Trust Administration
          (b)  N.A.S.D. membership by               )
                 principal underwriter              )

40.       Certain fees received by                  )     *
            principal underwriter                   )




     FORM N-8B-2                                             FORM S-6
     ITEM NUMBER                                       HEADING IN PROSPECTUS


41.       (a)  Business of principal                )     Trust Administration
            underwriter                             )

          (b)  Branch offices of principal          )     *
            underwriter                             )

          (c)  Salesmen of principal                )     *
            underwriter                             )

42.       Ownership of securities of the            )     *
            trust                                   )

43.       Certain brokerage commissions             )
            received by principal                   )     *
            underwriter                             )

44.       (a)  Method of valuation                  )     Summary of Essential Financial
                                                    )       Information
                                                    )     Public Offering
                                                    )     Trust Administration
                                                    )     Rights of Unitholders

          (b)  Schedule as to offering              )     *
                 price                              )

          (c)  Variation in offering price          )     Public Offering
                 to certain persons                 )

45.       Suspension of redemption rights           )     Rights of Unitholders

46.       (a)  Redemption valuation                 )     Rights of Unitholders
                                                    )     Trust Administration

          (b)  Schedule as to redemption            )     *
            price                                   )

47.       Purchase and sale of interests            )
            in underlying securities                )     Trust Administration


               V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.       Organization and regulation of            )     Trust Administration
            trustee                                 )




     FORM N-8B-2                                             FORM S-6
     ITEM NUMBER                                       HEADING IN PROSPECTUS


49.       Fees and expenses of trustee              )     Summary of Essential Financial
                                                    )       Information
                                                    )     Trust Administration

50.       Trustee's lien                            )     Trust Administration


          VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51.       Insurance of holders of trust's           )
            securities                              )     *


                            VII. POLICY OF REGISTRANT

52.       (a)  Provisions of trust agree-           )
                 ment with respect to               )
                 replacement or elimi-              )     The Trust
                 nation of portfolio                )
                 securities                         )

          (b)  Transactions involving               )
                 elimination of underlying          )     *
                 securities                         )

          (c)  Policy regarding substitu-           )     Trust Administration
                 tion or elimination of             )
                 underlying securities              )

          (d)  Fundamental policy not               )     *
                 otherwise covered                  )

53.       Tax status of trust                       )     Tax Status
                                                    )     The Trust


                   VIII. Financial and Statistical Information

54.       Trust's securities during                 )     *
            last ten years                          )

55.                                                 )
                                                    )




     FORM N-8B-2                                             FORM S-6
     ITEM NUMBER                                       HEADING IN PROSPECTUS


56.       Certain information regarding             )     *
                                                    )

57.       Periodic payment certificates             )

58.                                                 )

59.       Financial statements (Instruc-            )     Other Matters
            tions 1(c) to Form S-6)                 )


----------------------------------
* Inapplicable, omitted, answer negative or not required


                    Preliminary Prospectus Dated May 21, 1998

                   DELAWARE INVESTMENTS UNIT INVESTMENT TRUST

1,000 Units                                                            Series 20
                                                       (A Unit Investment Trust)

            The attached final Prospectus for a prior Series of the Fund is hereby used as a preliminary Prospectus for the above stated Series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this Series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each Series has a unique Portfolio. Accordingly the information contained herein with regard to the previous Series should be considered as being included for informational purposes only.

            A registration statement relating to the units of this Series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

(Incorporated herein by reference is the final prospectus from Delaware Investments Unit Investment Trust, Series 18 (Registration No. 333-48281) as filed on April 2, 1998, which shall be used as a preliminary prospectus for the current Series of the Fund.)

                       CONTENTS OF REGISTRATION STATEMENT


This Registration Statement comprises the following papers and documents:

            The facing sheet
            The Cross-Reference Sheet
            The Prospectus
            The signatures
            The consents of independent public accountants, rating services and legal counsel


The following exhibits:

1.1 Standard Terms and Conditions of Trust - Delaware-Voyageur Unit Investment Trust Series 9 and Certain Subsequent Series, dated May 6, 1997 among Voyageur Fund Managers, Inc., as Sponsor and The Chase Manhattan Bank, as Trustee and Evaluator (incorporated by reference to Amendment No. 1 to Form S-6 (File No. 333-20971) filed on behalf of Delaware-Voyageur Unit Investment Trust, Series 9).

1.2 Form of Trust Indenture and Agreement for Delaware Investments Unit Investment Trust, Series 20 (to be filed by Amendment).

2. Opinion of counsel to the Sponsor as to legality of the Securities being registered including a consent to the use of its name under the headings "Tax Status" and "Legal Opinions" in the Prospectus and opinion of counsel as to Federal income tax status of the securities being registered (to be filed by Amendment).

3.1 Opinion of counsel as to New York income tax status of securities being registered (to be filed by Amendment).

3.2 Opinion of counsel as to advancement of Funds by Trustee (to be filed by Amendment).

4.          Not Applicable.

5. Financial Data Schedules filed electronically as Exhibit(s) 27 pursuant to Rule 401 of Regulation S-T (to be filed by Amendment).

6.          Written Consents

            (a) Consent of The Chase Manhattan Bank (to be filed by Amendment)
            (b) Consent of Ernst & Young LLP (to be filed by Amendment)

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, the Registrant, Delaware Investments Unit Investment Trust, Series 20, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia and State of Pennsylvania on the 21st day of May, 1998.

                                            DELAWARE INVESTMENTS UNIT
                                             INVESTMENT TRUST, SERIES 20
                                               (Registrant)

                                       By:  Delaware Capital Management, Inc.
                                               (Depositor)


                                       By           Wayne A. Stork
                                       -----------------------------------------
                                       Chairman of the Board of Directors and
                                             President

            Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on May 21, 1998.

      SIGNATURE                       TITLE


Wayne A. Stork
-----------------------------
Wayne A. Stork                  Chairman of the Board of Directors and President


George M. Chamberlain, Jr.
-----------------------------
George M. Chamberlain, Jr.      Director, Senior Vice President, Secretary and
                                   General Counsel


David K. Downes
-----------------------------
David K. Downes                 Senior Vice President, Chief Operating Officer
                                   and Chief Financial Officer